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                         September 26, 2023

       Chenlong Tan
       Chief Executive Officer
       iPower Inc.
       8798 9th Street
       Rancho Cucamonga, CA 91730

                                                        Re: iPower Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 25,
2023
                                                            File No. 333-274665

       Dear Chenlong Tan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Megan Penick